Exhibit 4.4.6

FIFTH AMENDMENT TO

THE PFPC INC. RETIREMENT SAVINGS PLAN

WHEREAS, The PNC Financial Services Group, Inc. (“PNC”) sponsors the PFPC Inc. Retirement Savings Plan (the “Plan”), which covers the employees of PFPC Inc., a subsidiary of PNC, and certain of its affiliates;

WHEREAS, Section 14.1 of the Plan authorizes PNC to amend the Plan; and

WHEREAS, PNC wishes to amend the Plan to (i) comply with the requirements of final Treasury Regulations issued under Section 415 of the Internal Revenue Code of 1986, as amended; (ii) reflect the change of PFPC, Inc.’s name to PNC Global Investment Servicing (U.S.) Inc.; (iii) comply with certain requirement of the Pension Protection Act of 2006; (iv) provide for the transfer of certain participants’ accounts from the Plan to the PNC Incentive Savings Plan; (v) provide for an account maintenance fee for certain terminated vested participants; (vi) change the date for determination of the rate of interest charged on a Plan loan; (vii) add language outlining a Participant’s obligation to notify Plan fiduciaries of errors or omissions regarding a Participant’s Plan Account; and (viii) provide for the merger of the Coates Analytics Retirement Plan and the Albridge Solutions 401(k) Plan into the Plan.

NOW THEREFORE, IT IS RESOLVED, that the Plan is hereby amended in the following respects:

1. Effective January 1, 2008, Section 1.6 of the Plan is amended in its entirety to read as follows:

“1.6 ‘Compensation’ means the total wages, salaries, commissions, fees for professional services, and other amounts received by a Participant (without regard to whether an amount is paid in cash) for personal services actually rendered in the course of employment with the Employer to the extent that the amounts are includible in gross income or would have been includible in gross income but for an election under Code Section 125, 132(f)(4), 402(e)(3) or 402(h), including, but not limited to, Employee Elective Contributions and Employee Catch-up Contributions. Compensation does not include Employer Basic Contributions, Employer Transitional Contributions or Employer Matching Contributions, and does not include Employer contributions to any other pension plan or any welfare plan. Annex I contains a list of all pay codes that are treated as Compensation.

Compensation does not include amounts received by a Participant through accident or health insurance for personal injuries or sickness; amounts reimbursed by the Employer for moving expenses; the value of a nonstatutory stock option granted to the Participant by the Employer; amounts includible in gross income upon making the election described in Code Section 83(b); amounts includible in gross income under the rules of Code Section 409A or because amounts were constructively received by the Participant; amounts realized from the exercise of a nonstatutory stock option or when restricted stock (or property) held by the Participant either becomes freely transferable or is no longer subject to a substantial risk of forfeiture; payments from a plan of deferred compensation not qualified under Code Section 401(a); amounts realized from the sale, exchange or other disposition of stock acquired under a qualified stock option; other amounts that receive special tax benefits, such as premiums for group term life insurance (but only to the extent that premiums are not includible in gross income and are not salary reduction amounts under Code Section 125); amounts paid as gross-up payments or director’s fees; and other similar amounts.

Compensation does not include severance pay or any other amounts paid after the Participant’s severance from employment with the Employer; except that Compensation does include (a) regular compensation for services during the Participant’s regular working hours, or compensation for services outside the Participant’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar payments that would have been paid to the Participant if the Participant had continued in employment with the Employer if such amounts are paid by the later of 2- 1/2 months after the severance from employment or the end of the Plan Year that includes the date of severance from employment; and (b) payments to a Participant not currently performing services for the Employer by reason of qualified military service (as defined under Code Section 414(u)(1)) to the extent those payments do not exceed the amount the individual would have received if he or she had continued performing services for the Employer.

No amount shall be included in Compensation if otherwise excluded by the terms of Code Section 415. A Participant’s Compensation for a Plan Year shall not exceed the Code Section 401(a)(17) limit, which is $230,000 (as adjusted by the Secretary of the Treasury or by statute).”

2. Effective August 1, 2008, Section 1.18 of the Plan is amended in its entirety to read as follows:

“1.18 ‘Employer’ means PNC Global Investment Servicing (U.S.) Inc. and any Participating Employer.”

3. Effective August 1, 2008, Section 1.37 of the Plan is amended in its entirety to read as follows:

“1.37 ‘Plan’ means the PNC Global Investment Servicing Inc. Retirement Savings Plan.”

4. Effective January 1, 2009, new Section 3.7 is added to the Plan to read as follows:

“Effective January 1, 2009, if a participant in the ISP transfers employment to PNC GIS or any Participating Employer in the Plan and becomes eligible to participate in the Plan, the Trustee shall accept a transfer of his entire account under the ISP (including vested and unvested amounts and outstanding loans) as soon as administratively practicable following the date the employee becomes eligible to participate in the Plan. With respect to the transferred amounts, all benefits, rights and features that are required to be protected under Code Section 411(d)(6) shall be protected under the Plan.”

5. Effective January 1, 2008, Section 7.3(a) of the Plan is amended in its entirety to read as follows:

“(a)	Amount of Limitation

Notwithstanding any other provision of the Plan, the total “annual additions” (which, in accordance with Code Section 415(c), means the sum for any year of Employer contributions, Employee contributions and forfeitures) to the Account of any Participant under this Plan and any other defined contribution plan or plans maintained by the Employer or a Related Entity for any Plan Year shall not exceed the lesser of (i) $40,000, as adjusted for increases in the cost-of-living under Code Section 415(d) or (ii) 100% of the Participant’s compensation for the Plan Year. For purposes of this limit, “compensation” shall be compensation within the meaning of Treasury Regulation Section 1.415-2(d)(4), which includes compensation reported on Form W-2 and includes any amount that is not includible in the Employee’s gross income by reason of Code Section 125, 132(f)(4) 402(e)(3) or 402(h).

Compensation does not include severance pay or any other amounts paid after the Participant’s severance from employment with the Employer; except that Compensation does include regular compensation for services during the Participant’s regular working hours, or compensation for services outside the Participant’s regular working hours (such as overtime or shift differential), commissions, bonuses, or other similar payments that would have been paid to the Participant if the Participant had continued in employment with the Employer if such amounts are paid by the later of 2- 1/2 months after the severance from employment or the end of the Plan Year that includes the date of severance from employment.

Compensation also includes amounts paid to a Participant not currently performing services for the Employer by reason of qualified military service (as defined under section 414(u)(1) of the Code) to the extent those payments do not exceed the amount the individual would have received if he or she had continued performing services for the Employer.

No amount shall be included in compensation if otherwise excluded by the terms of Code Section 415. A Participant’s compensation shall not exceed the Code Section 401(a)(17) limit, which is $230,000 (as adjusted by the Secretary of the Treasury or by statute).”

6. For purposes of the rollover provisions of Section 8.7(a) of the Plan, effective for distributions made after December 31, 2006, Distributee also includes a non-spouse Beneficiary.

7. For purposes of the rollover provisions of Section 8.7(b) of the Plan, (i) effective for distributions made after December 31, 2006, with respect to an Eligible Rollover Distribution made to a non-Spouse Beneficiary, an Eligible Retirement Plan is an individual retirement account or individual retirement annuity that accepts a direct trustee-to-trustee transfer from the Plan only and (ii) effective for distributions made after December 31, 2007, Eligible Retirement Plan also means a Roth IRA.

8. Effective January 1, 2009, the following new sentence is added to Section 8.8 of the Plan immediately at the end thereof:

“Effective January 1, 2009, if a Participant transfers employment to the Corporation or another participating employer in the ISP and becomes eligible to participate in the ISP, the Trustee shall transfer his entire Account (including vested and unvested amounts and outstanding loans) to the ISP as soon as administratively practicable following the date the Participant becomes eligible to participate in the ISP.”

9. Effective January 1, 2008, new Section 8.9 is added to the Plan to read as follows:

“8.9 Account Maintenance Fee after Distribution

If a Participant’s Account has been distributed in accordance with the Participant’s (or Beneficiary’s) election following the Participant’s termination of employment, Total Disability or death, and there exists with respect to such Account at any time after such distribution, an Account balance of $5.00 or less, such Account will be subject to an annual account maintenance fee in an amount determined by the Plan Administrator and applied equally to all such Accounts.”

10. Section 10.6 of the Plan is amended to add the following new clause immediately at the end thereof:

“; provided that the rate of interest charged on a loan issued on or after May 15, 2008, will be the prime rate of interest as announced by PNC Bank, N.A. on the 15th day of the month preceding the date the Participant submits the loan application.”

11. Effective January 1, 2008, Article XII of the Plan is amended to add new Section 12.13 to read as follows:

“12.13 Participant Obligations and Duty to Notify Plan Fiduciary of Errors or Omissions

In order for a Plan fiduciary (as determined under ERISA) to correct or otherwise rectify any errors or omissions with regard to a Participant’s Account under the Plan, each Participant has an affirmative obligation to monitor his Account to ensure that all directions, instructions and elections made by the Participant with respect to his Account are properly effected. Consistent with such obligation, each Participant is required to promptly review all statements, confirmations and other notices and disclosures with respect to his Account, as well as all payroll confirmations, notices and disclosures pertaining to such Participant’s Elective Contributions and Elective Contribution Agreement with respect to the Plan. If a Plan fiduciary or an individual or entity with authority delegated by a Plan fiduciary acts or fails to act with respect to a Participant or a Participant’s Account under the Plan and the Participant knows or should have known that such act or failure to act was incorrect or inconsistent with the Plan, ERISA or its regulations, the Code, and/or the Participant’s investment instructions, elections, or other directions, the Participant’s failure to notify the Plan fiduciary (or the Plan fiduciary’s delegate) within 90 days that such act or failure to act was incorrect or inconsistent with the Participant’s election shall be deemed to be an acceptance and ratification of the Plan fiduciary’s (or the Plan fiduciary’s delegate) act or failure to act.”

12. Effective August 1, 2008, Annex II of the Plan is hereby amended in its entirety to read as follows:

“Advisorport, Inc.

Albridge Solutions, Inc.

PFPC Inc.

PFPC Trust Co.

PFPC Distributors, Inc.

Coates Analytics, LP

BB&T AM Distributors, Inc.”

13. Effective January 1, 2008, the Plan is amended to add new Annex III in its entirety, as set forth below:

ANNEX III

PRIOR PLANS AND PROTECTED BENEFITS

PRIOR PLAN NAME	MERGER DATE	PROTECTED BENEFITS (IF ANY)
Coates Analytics Retirement Plan (the “Coates Plan”)	The Coates Plan Trust will merge into the Plan’s Trust as soon as practicable after May 5, 2008. For sake of clarity, former Coates Plan Participants may begin making Employee Elective Contributions to the Plan beginning with the first pay period beginning on or after January 1, 2008.

Total and Permanent Disability

•       A Participant in the Coates Plan may withdraw all or part of his or her Coates Participant’s Combined Account if he or she meets the definition of “Total and Permanent Disability” under the Coates Plan.

•       Under the Coates Plan, “Total and Permanent Disability” means the inability to engage in any occupation for wage or profit for which the Participant is reasonably fitted by training, education or experience by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The disability of a Coates Plan Participant shall be determined by a licensed physician chosen by the Plan Administrator. However, if the condition constitutes total disability under the federal Social Security Act, the Plan Administrator, may rely upon such determination that the Participant is Totally and Permanently Disabled.

PRIOR PLAN NAME	MERGER DATE	PROTECTED BENEFITS (IF ANY)
Albridge Solutions 401(k) Plan (the “Albridge Plan”)	The Albridge Plan Trust will merge into the Plan’s Trust as soon as practicable after November 4, 2008. For sake of clarity, former Albridge Plan Participants may begin making Employee Elective Contributions to the Plan beginning with the first pay period beginning on or after July 1, 2008.

Total and Permanent Disability

•       A Participant in the Albridge Plan may withdraw all or part of his or her Albridge Participant’s Account if he or she meets the definition of “Total and Permanent Disability” under the Albridge Plan.

•       Under the Albridge Plan, Total and Permanent Disability means a physical or mental condition of the Participant resulting from bodily injury, disease, or mental disorder which renders such Participant incapable of continuing usual and customary employment with the Employer. The disability of an Albridge Plan Participant shall be determined by a licensed physician chosen by the Plan Administrator.

In-Service Distribution

•       An Albridge Plan Participant may withdraw all or part of his or her Vested Plan Account upon attainment of age 59 1/2 .

Vesting

The vesting schedule(s) that applied under the Albridge Plan prior to the merger shall continue to apply to amounts accrued under the Albridge Plan prior to the merger.”

14. Effective August 1, 2008, the Plan is amended to change its name to “PNC Global Investment Servicing Inc. Retirement Savings Plan.”

15. Effective August 1, 2008, all other references in the Plan to “The PFPC Inc. Retirement Savings Plan” shall be amended to refer instead to the “PNC Global Investment Servicing Inc. Retirement Savings Plan.”

16. Effective August 1, 2008, all other references in the Plan to “PFPC Inc.” shall be amended to refer instead to “PNC Global Investment Servicing (U.S.) Inc.”

Executed and adopted by the Chief Human Resources Officer of The PNC Financial Services Group, Inc. this 31st day of December, 2008 pursuant to the authority delegated by the Corporation’s Personnel and Compensation Committee.

/s/ Joan L. Gulley
Joan L. Gulley
Chief Human Resources Officer